
13003029


SEC MAIL PROCESSING
RECEIVED
AUG 07 2013
WASH, DC
193
SECTION

2012 Annual Report



Nimmo Parkway Soundwall, Virginia Beach, VA



The Alexander Cliffside Park, NJ



National Business Park Phase II Annapolis Junction, MD


EXCHANGE

Fort Belvoir PX, VA



Easi-Set Building Production for Lake Wappapello State Park, MO



Easi-Set "Most Buildings Sold" Award



First J-J Hooks MASH Project Cambridge, MA

SMITH-MIDLAND®

EXCELLENCE IN PRECAST CONCRETE

To Our Smith-Midland Shareholders, Customers,Associates, and Business Partners:

2012 was a remarkable year for Smith-Midland in many ways with the Company ending the year on positive financial footing when compared to 2011. The Company had net income of $376,691 in 2012 with fully diluted earnings of $.08 per share as compared to a net loss of $351,680 in 2011 and a net loss per share of $.07. While sales were down almost $2.0 million, Smith-Midland was able to reduce costs in almost every category across the board. Cost of sales for 2012, as a percent of revenue, was down over 5% when compared to 2011 and S. G. & A was down by over 6.6% during the same period. In addition, cash increased from $2.1 million to $4.4 million with $2.9 million coming from operating activities. Our cash position puts us in the enviable position not seen before by the Company.

It is important to note here that the Precast Industry in the U.S.A. has lost 31% of its precast companies over the last four years of the Great Recession. These precast plants have been closed, bankrupt, or merged out of existence. In this same period Smith-Midland has achieved its highest four years average earnings.

Ninety eight percent (98%) of Easi-Set World Wide licensees and Smith-Midland of Virginia have survived the Great Recession while only seventy percent (70%) of the total precast concrete industry survived. (Source: Precast industry association) These industry fact and figures indicate that Smith-Midland and our industry survivors (the best managed companies) will significantly benefit going forward.

During 2012 the Company continued its historically successful track record of creating new and important precast concrete products through its highly regarded research and development program. The U.S. office of patent and trademarks has issued two new patents on Non Bolted J-J Hooks safety barrier and one new patent application on the one piece Sierra Wall II post and integrated panel highways sound wall system is underway.

Concrete Safety Systems your highway barrier rental company continues to evaluate further expansion beyond the central east coast corridor from Delaware to South Carolina.

The planning for expansion of our production facility in North Carolina is underway. The current facility, located in Reidsville, NC has approximately 10 acres of land, an 8,000 square foot production facility, employs 20 people and has the capability to produce approximately $3.5 million of sales per year. The new addition will double production capability to $7.0 million per year. Currently, Smith Carolina is on track to have its most profitable year ever.

While 2012 was a profitable year for Easi-Set Worldwide your precast concrete product licensing company, the addition in 2012 of new licensees for Easi-Set buildings, J-J Hooks and SoftSound should result in increased profitability. Furthermore, Easi-Set Worldwide has recruited Arthur Miles from the heavy steel fabrication industry for the newly created job of President, Easi-Set Worldwide, we believe Art has the vision and the experience to lead us to increased growth and profitability.

With the current downturn in the construction economy, now may be the best time for the Company to re-consider a precast company acquisition. An acquisition would allow Smith-Midland to take full advantage of the economic recovery expected to begin in earnest in 2014. We are continuing to pursue this type of expansion.

The Company, with the leadership of Ashley Smith, President and COO of Smith-Midland, VA has been on a lean journey for over four years and has made significant improvements in its processes and procedures. Many of our improvements have resulted in cost savings for the Company, most notably in the 5% reduction in our cost of goods sold for 2012. Much of our lean focus to date has been driven internally by lean trained management staff. Ashley has concluded that for us to accelerate our progress with lean, we will need to engage an outside consultant (or Sensei) to help us continue the journey with renewed energy and a more focused effort. The company has engaged the leading U.S.A. lean head hunter to locate a highly qualified Vice President of Operations.

Smith-Midland remains committed to building long-term value for our shareholders and associates by focusing on product innovation, lean manufacturing, improved profit margins, and long-term stability and growth. We thank each of you our valued shareholders, for your continued confidence in Smith-Midland and we will continue to work diligently on your behalf.



Sincerely,

Rodney I. Smith
Chairman of the Board
& Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended December 31, 2012

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number 1-13752

Smith-Midland Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**54-1727060**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer) Identification No.)**

P.O. Box 300, 5119 Catlett Road
Midland, Virginia 22728
(Address of Principal Executive Offices, Zip Code)

(540) 439-3266
(Registrant's Telephone Number, Including Area Code)

Securities Registered Under Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated Filer	☐	Accelerated filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity as of June 30, 2012 (the last business day of the Company's most recently completed second fiscal quarter) was $4,279,376. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors, officers and holders of 10% or more of the Company's common stock.

As of March 4, 2013, the Company had outstanding 4,785,262 shares of Common Stock, $.01 par value per share, net of treasury shares.

Documents Incorporated By Reference

None

FORWARD-LOOKING STATEMENTS

This Annual Report and related documents include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements expressed or implied by such forward looking statements not to occur or be realized. Such forward looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as:

- no assurance of profitable operations; in this respect, although the Company was profitable for the year, it incurred a significant loss for the fourth quarter of 2012; it also incurred a loss for the year ended December 31, 2011,
- our level of indebtedness and ability to satisfy the same,
- the continued availability of financing in the amounts, at the times, and on the terms required, to support our future business and capital projects,
- the extent to which we are successful in developing, acquiring, licensing or securing patents for proprietary products,
- changes in economic conditions specific to any one or more of our markets (including the availability of public funds and grants for construction),
- changes in general economic conditions, such as the continued weakness in construction activity in 2012 in the Company's primary service area,
- adverse weather which inhibits the demand for our products,
- our compliance with governmental regulations,
- the outcome of future litigation,
- on material construction projects, our ability to produce and install product that conforms to contract specifications and in a time frame that meets the contract requirements ,
- the cyclical nature of the construction industry,
- our exposure to increased interest expense payments should interest rates change,
- the Company's Board of Directors, which is composed of five members, has only two outside, independent directors,
- the Company has experienced a high degree of employee turnover, and
- the other factors and information disclosed and discussed in other sections of this report.

Investors and shareholders should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1 Business

General

Smith-Midland Corporation (the "Company") invents, develops, manufactures, markets, leases, licenses, sells, and installs a broad array of precast concrete products for use primarily in the construction, highway, utilities and farming industries through its five wholly-owned subsidiaries. The Company's precast and barrier rental customers are primarily general contractors and federal, state, and local transportation authorities located in the Mid-Atlantic, Northeastern, Midwestern and Southeastern regions of the United States. The Company's operating strategy has involved producing innovative and proprietary products, including SlenderWall™, a patented, lightweight, energy efficient concrete and steel exterior wall panel for use in building construction; J-J Hooks® Highway Safety Barrier, a patented, positive-connected highway safety barrier; SoftSound™, a proprietary sound absorptive finish used on the face of sound barriers to absorb some of the traffic noise; Sierra Wall™, a sound barrier primarily for roadside use; Easi-Set™ and Easi-Span™ transportable concrete buildings with patented features; and Beach Prisms™ erosion mitigating modules. In addition, the Company's precast subsidiaries produce farm products such as cattleguards and water and feed troughs as well as custom order precast concrete products with various architectural surfaces, as well as generic highway sound barriers, retaining walls and utility vaults.

The Company was incorporated in Delaware on August 2, 1994. Prior to a corporate reorganization completed in October 1994, the Company conducted its business primarily through Smith-Midland Virginia, which was incorporated in 1960 as Smith Cattleguard Company, a Virginia corporation, and which subsequently changed its name to Smith-Midland Corporation in 1985. The Company's principal offices are located at 5119 Catlett Road, Midland, Virginia 22728 and its telephone number is (540) 439-3266. As used in this report, unless the context otherwise requires, the term the "Company" refers to Smith-Midland Corporation and its subsidiaries. The Company's wholly owned subsidiaries consist of Smith-Midland Corporation, a Virginia corporation; Smith-Carolina Corporation, a North Carolina corporation; Easi-Set Industries, Inc., a Virginia corporation; Concrete Safety Systems, Inc., a Virginia corporation; and Midland Advertising and Design, Inc., a Virginia corporation doing business as Midland Advertising + Design.

Market

The Company's precast and barrier rental market primarily consists of general contractors performing public and private construction contracts, including the construction of commercial buildings, public and private roads and highways, and airports; municipal utilities; and federal, state, and local transportation authorities, primarily located in the Mid-Atlantic, Northeastern, Midwestern and Southeastern states. Due to the lightweight characteristics of the SlenderWall™ exterior cladding system, the Company has expanded its competitive services outside of the Mid-Atlantic states. The Company's licensing subsidiary licenses its proprietary products to precast concrete manufacturers nationwide and internationally in Canada, Belgium, New Zealand, Australia, Mexico, Spain, and Chile.

The precast concrete products market is affected by the cyclical nature of the construction industry. In addition, the demand for construction varies depending upon weather conditions, the availability of financing at reasonable interest rates, overall fluctuations in the national and regional economies, past overbuilding, labor relations in the construction industry, and the availability of material and energy supplies. A substantial portion of the Company's business is derived from local, state, and federal building projects, which are further dependent upon budgets and, in many cases, voter-approved bonds.

Products

The Company's precast concrete products are cast in manufacturing facilities and delivered to a site for installation, as contrasted to ready-mix concrete, which is produced in a "batch plant," put into a mixer truck where it is mixed thoroughly and delivered to a construction site to be poured and set at the site. Precast concrete products are used primarily as parts of buildings or highway structures, and may be used architecturally, as in a decorative wall of a building, or structurally. Structural uses include building walls, frames, floors, or roofs. The Company currently manufactures and sells a wide variety of products for use in the construction, transportation and utility industries.

Easi-Set SlenderWall™ Lightweight Construction Panels

The SlenderWall™ system is a prefabricated, energy-efficient, lightweight exterior cladding system that is offered as a cost-effective alternative to the traditional cladding used for the exterior walls of buildings. The Company's SlenderWall system combines the essential components of a wall system into a single panel ready for interior dry wall mounting immediately upon installation. The base components of each SlenderWall™ panel consists of a galvanized or stainless steel stud frame with an exterior surface of approximately two-inch thick, steel-reinforced, high-density, precast concrete (with integral water repellent) and various architectural surfaces. The exterior architectural concrete facing is attached to the interior steel frame by use of coated stainless steel headed anchors that position the exterior concrete approximately one-half inch away from the steel frame.

SlenderWall™ panels are approximately one-third the weight of traditional precast concrete walls of equivalent size, permanence and durability, and are also significantly improved as to permanence and durability. The lighter weight translates into reduced construction costs resulting from less onerous structural and foundation requirements as well as lower shipping costs. Additional savings result from reduced installation time and ease of erection and from the use of smaller cranes for installation. Closed-cell foam insulation and windows can be plant-installed further reducing cost and construction schedules.

The Company custom designs, manufactures, installs and licenses the SlenderWall™ exterior cladding system. The exterior of the SlenderWall™ system can be produced in a variety of attractive architectural finishes, such as concrete, exposed stone, granite or thin brick.

Easi-Set Sierra Wall™

The Easi-Set Sierra Wall™ ("Sierra Wall") combines the strength and durability of precast concrete with a variety of finishes to provide an effective and attractive sound and sight barrier for use around residential, industrial, and commercial properties and alongside highways. With additional reinforcement, Sierra Wall™ can also be used as a retaining wall to retain earth in both highway and residential construction. Sierra Wall™ is typically constructed of four-inch thick, steel-reinforced concrete panels with an integral column creating a tongue and groove connection system. This tongue and groove connection system and its welded post to foundation connection make Sierra Wall™ easy to install and move if boundaries change or highways are relocated after the completion of a project. The one-piece post and panel design reduces installation time and cost.

The Company custom designs and manufactures Sierra Wall™ components to conform to the specifications provided by the contractor. The width, height, strength, and exterior finish of each wall vary depends upon the terrain and application. The Company also produces generic post and panel design sound barrier wall systems. These systems are constructed of steel or precast concrete columns (the Company manufactures the precast columns) with precast concrete panels which slide down into the groove in each column.

Sierra Wall™ is used primarily for highway projects as a noise barrier as well as for residential purposes, such as privacy walls between homes, security walls or windbreaks, and for industrial or commercial purposes, such as to screen and protect shopping centers, industrial operations, institutions or highways. The variety of available finishes enables the Company to blend the Sierra Wall™ with local architecture, creating an attractive, as well as functional, barrier.

Easi-Set J-J Hooks® Highway Safety Barrier

The Easi-Set J-J Hooks® highway safety barriers (the "J-J Hooks Barriers") are crash-tested (privately funded), positively connected, safety barriers that the Company sells, rents, delivers, installs and licenses for use on roadways to separate lanes of traffic, either temporarily (free-standing, bolted, or pinned) for construction work zone purposes or permanently for traffic control. Barriers are deemed to be positively connected when the connectors on each end of the barrier sections are interlocked with one another. J-J Hooks Barriers interlock without the need for a separate locking device. The primary advantage of a positive connection is that a barrier with such a connection can withstand vehicle crashes at higher speeds without separating. The Federal Highway Administration (the "FHWA") requires that states use only positively connected barriers, which meet NCHRP-350 or MASH crash test requirements. J-J Hooks Barriers meet NCHRP-350 and MASH TL3 requirements and are approved by the FHWA. In November 2009, the Company was issued a patent which contains deflection limitation blocks which improve the J-J Hooks connection performance and has a patent pending on the bolt pocket steel reinforcement.

The Company has applied for "design protection" of the "end taper" on each end of the barrier sections and the "J-Hook" in the United States, Canada, Australia and New Zealand. If successful, these features cannot be copied by others. The United States has issued a "trade dress" registration for the "end taper" design feature.

The proprietary feature of J-J Hooks Barriers is the design of its positive connection. Protruding from each end of a J-J Hooks Barrier section is a fabricated bent steel connector; rolled in toward the end of the barrier, it resembles the letter "J" when viewed from directly above. The connector protruding from each end of the barrier is rolled identically so that when one end of a barrier faces the end of another, the resulting "hooks" face each other. To connect one section of a J-J Hooks Barrier to another, a contractor merely positions the hook of an elevated section of the barrier above the hook of a set section and lowers the elevated section into place. The positive connection is automatically engaged.

The Company believes that the J-J Hooks Barrier connection design is superior to those of earlier highway safety barriers that were positively connected through the "eye and pin" technique. Barriers incorporating this technique have eyes or loops protruding from each end of the barrier, which must be aligned during the setting process. Once set, a crew inserts pins or long bolts through the eyes which connects and bolts the barrier sections together. Compared to this technique, the J-J Hooks Barriers are easier and faster to install and remove, requires a smaller crew, and eliminates the need for loose hardware to make the connection.

In November 1990, the FHWA approved the free-standing J-J Hooks Barrier and in December 2012 the pinned and bolted J-J Hooks for use on federally aided highway projects following the successful completion of crash testing based on criteria from the National Cooperative Highway Research Program and from the Manual for Assessing Safety Hardware.

J-J Hooks free-standing barrier has been approved for use in state funded projects by 42 states, plus Washington, D.C. The Company is in various stages of the application process in additional states and believes that approval in some of the states will be granted; however no assurance can be given that approval will be received from any or all of the remaining states or that such approval will result in the J-J Hooks Barrier being used in such states. In addition, J-J Hooks Barrier has been approved by the appropriate authorities for use in the countries of Canada (Nova Scotia, New Brunswick and Ontario), Australia, New Zealand, Spain, Portugal, Belgium, Germany and Chile.

Easi-Set Precast Building and Easi-Span™ Expandable Precast Building

Easi-Set Precast Buildings are transportable, prefabricated, single-story, all concrete building designed to be adaptable to a variety of uses ranging from housing communications operations, traffic control systems, mechanical and electrical stations, to inventory or supply storage, restroom facilities or kiosks. Easi-Set Precast Buildings are available in a variety of exterior finishes and in many standard sizes, or can be custom sized. The roof and floor of each Easi-Set Buildings are manufactured using the Company's patented second generation post-tensioned system, which helps seal the buildings against moisture. As freestanding units, the Easi-Set Buildings require no poured foundations or footings and can be easily installed within a few hours. After installation the buildings can be moved, if desired, and reinstalled in a new location.

The Company also offers Easi-Span™, a line of expandable precast all concrete buildings. Easi-Span™ incorporates the technology of the Easi-Set Buildings, but are available in larger sizes and, through its modular construction, can be combined in varied configurations to permit expansion capabilities. Since these larger buildings have less competition from other materials and methods, they produce higher profit margins. Both the Easi-Span and Easi-Set Buildings offer lines of fully-outfitted restrooms.

The Company has sold its Easi-Set and Easi-Span™ Precast Buildings for the following uses:

- *Communications Operations* — to house fiber optics regenerators, switching stations and microwave transmission shelters, cellular phone sites, and cable television repeater stations.
- *Government Applications* — to federal, state and local authorities for uses such as weather and pollution monitoring stations; military storage, housing and operations; park vending enclosures; rest rooms; kiosks; traffic control systems; school maintenance and athletic storage; airport lighting control and transmitter housing; and law enforcement evidence and ammunition storage.
- *Utilities Installations* — for electrical switching stations and transformer housing, gas control shelters and valve enclosures, water and sewage pumping stations, and storage of contaminated substances or flammable materials which require spill containment.
- *Commercial and Industrial Locations* — for electrical and mechanical housing, cemetery maintenance storage, golf course vending enclosures, mechanical rooms, rest rooms, emergency generator shelters, gate houses, automobile garages, hazardous materials storage, food or bottle storage, animal shelters, and range houses.

Easi-Set Utility Vault

The Company produces a line of precast concrete underground utility vaults ranging in size from 27 to 1,008 cubic feet. Each Easi-Set utility vault normally comes with a manhole opening on the top for ingress and egress and openings around the perimeter, in accordance with the customer's specifications, to access water and gas pipes, electrical power lines, telecommunications cables, or other such media of transfer. The utility vaults may be used to house equipment such as cable, telephone or traffic signal equipment, and for underground storage. The Company also manufactures custom-built utility vaults for special needs.

SoftSound™ Soundwall Panels

SoftSound™ soundwall panels, recently developed by the Company, utilize a "wood aggregate" sound absorptive material applied to the face of soundwall panels, which is used to absorb highway noise. SoftSound™ is a proprietary product developed and tested by the Company and is currently approved for use in Virginia, Maryland and Ontario, Canada. The Company introduced this product line into its licensing program and is in the process of seeking to obtain approvals in all 50 states and the Canadian Provinces.

Beach Prisms™ Erosion Control Modules

In 2006, the Company began production and launched full-scale advertising and promotional efforts for its product, Beach Prisms™, a shoreline erosion control product that uses the preferred natural "soft" approach as opposed to the "hard" approach of seawalls and jetties, to solve this worldwide problem. This product is expected to provide a higher margin than many of the Company's other product lines. Beach Prisms™ work by reducing the amount of energy in incoming waves before the waves reach the shoreline. Waves pass through the specially designed slots in the triangular 3 - 4 foot tall by 10 foot long Beach Prisms™ modules. The success of a Beach Prisms ™ installation is dependent on the prevailing wind in relation to the shoreline, the tides, the fetch and the availability of sand in the surf. Beach Prisms™ are primarily for river- and bay-front property owners who want an alternative to traditional armor stone, or groins and jetties. The Company applied for "design protection" in the United States for the Beach Prisms™ in 2009 and received that protection in July 2010.

The Company currently has orders and is also accepting new orders with deposits for the Beach Prism product, and the Company is working with the states of Virginia and Maryland to secure approval of each state's environmental agency. Such approval is meeting resistance from the environmental agencies, however, the Company believes approval will be forthcoming. The Company recently installed its first Beach Prism protection on Virginia's Chesapeake Bay shoreline.

H2Out™ Secondary Drainage System

The Company was issued a patent in February 2010 for H2Out™, the first "in the caulk joint" secondary drainage and street level leak detection product for panelized exterior cladding. A second line of caulking and drainage strip located behind the exterior line of caulking exits all water leakage to the exterior of the building preventing moisture and mold, and hence deterring lawsuits from tenants and owners of buildings. H2Out™ has been added as a feature of the SlenderWall™ system and is being included in the product literature, website, and all sales presentations.

Although the Company is optimistic about the success of Beach Prisms™ and H2Out™, there can be no assurance of the commercial acceptance of these products. The Company has its first commercial project to provide the H2Out secondary drainage system on the recladding of an existing building using the SlenderWall panel system.

Sources of Supply

All of the raw materials necessary for the manufacture of the Company's products are available from multiple sources. To date, the Company has not experienced significant delays in obtaining materials and believes that it will continue to be able to obtain required materials from a number of suppliers at commercially reasonable prices, particularly in light of the slowdown in the construction industry.

Licensing

The Company presently grants licenses, through its wholly-owned subsidiary Easi-Set Industries, for the manufacturing and distribution rights of certain proprietary products, such as the J-J Hooks Barrier, Easi-Set™ and Easi-Span™ Precast Buildings, SlenderWall™, SoftSound™ and Beach Prisms™ as well as certain non-proprietary products, such as the Company's cattleguards, and water and feed troughs. Generally, licenses are granted for a point of manufacture. The Company receives an initial one-time administration and training license fee ranging from approximately $25,000 to $60,000. License royalties vary depending upon the product licensed, but the range is typically 4% to 6% of the net sales of the licensed product. In addition, Easi-Set™/Easi-Span™ buildings and SlenderWall™ licensees pay the Company a monthly fee for co-op advertising and promotional programs. The Company produces and distributes advertising and promotional materials and promotes the licensed products through its own advertising subsidiary, Midland Advertising + Design.

The Company has entered into 50 licensing agreements in the United States, ten in Canada and one each in Belgium, New Zealand, Mexico Australia and Trinidad, for a total of 65 licensees worldwide.

The Company is currently negotiating several new license arrangements and, although no assurance can be given, expects to increase its licensing activities. Four additional licensees were added in 2012 with aggregate initial licensee fees of $92,000 compared to $50,000 for 2011.

Marketing and Sales

The Company's precast subsidiaries use an in-house sales force and, to a lesser extent, independent sales representatives to market its precast concrete products through trade show attendance, sales presentations, advertisements in trade publications, and direct mail to end users.

The Company has also established a cooperative advertising program in which the Company and its Easi-Set™/Easi-Span™ buildings and SlenderWall™ licensees combine resources to promote certain precast concrete products. Licensees pay a monthly fee and the Company pays any additional amounts required to advertise the products across the country. Although the Company advertises nationally, the Company's precast subsidiaries marketing efforts are concentrated on the region within a 250-mile radius from its facilities, which includes most of Virginia, Delaware, the District of Columbia, Maryland, North Carolina, South Carolina, and parts of Pennsylvania, New York, New Jersey and West Virginia.

The Company's precast and barrier rental sales result primarily from the submission of estimates or proposals to general contractors who then include the estimates in their overall bids to various government agencies and other end users that solicit construction contracts through a competitive bidding process. In general, these contractors solicit and obtain their construction contracts by submitting the most attractive bid to the party desiring the construction. The Company's role in the bidding process is to provide estimates to the contractors desiring to include the Company's products or services in the contractor's bid. If a contractor who accepts the Company's bid is selected to perform the construction, the Company provides the agreed upon products or services. In many instances, the Company provides estimates to more than one of the contractors bidding on a single project. The Company also occasionally negotiates with and sells directly to end-users.

Competition

The precast concrete industry is highly competitive and consists of a few large companies and many small to mid-size companies, several of which have substantially greater financial and other resources than the Company. Nationally, several large companies dominate the precast concrete market. However, due to the weight and costs of delivery of precast concrete products, competition in the industry tends to be limited by geographical location and distance from the construction site and is fragmented with numerous manufacturers in a large local area.

The Company believes that the principal competitive factors for its precast products are price, durability, ease of use and installation, speed of manufacture and delivery time, ability to customize, FHWA and state approval, and customer service. The Company believes that its plants in Midland, Virginia and Reidsville, North Carolina compete favorably with respect to each of these factors in the Mid-Atlantic regions of the United States. Finally, the Company believes it offers a broad range of products that are very competitive in these markets.

Patents and Proprietary Information

The Company currently holds U.S., Canadian, Australian and New Zealand patents for J-J Hooks highway barrier and U.S. and Canadian patents for Easi-Set Precast Building features and for SlenderWall exterior cladding system features and a U.S. patent for H2Out™ . In 1997, a European patent for J-J Hooks was allowed and it has been registered in the U.K. and Belgium. Additionally, the Company has "trade dress" applications for J-J Hooks features filed in the U.S., Australia, and New Zealand and "distinguishing guise" applications for J-J Hooks features filed in Canada. A U.S. "trade dress" application for Beach Prisms and the J-J Hooks "end taper" have been issued in the U.S.

The Company owns U.S. registered trademarks for Smith-Midland (logo), Smith Cattleguard (words), Excellence in Precast Concrete (words), Easi-Set (logo & words), Easi-Span (words), Easi-Set Industries (words), J-J Hooks (logo), SlenderWall (logo), Thermaguard (words) and J-J Hooks "V" taper (trade-dress). The J-J Hooks logo is registered in Canada, European Community, Australia, and New Zealand.

While the Company intends to vigorously enforce its patent rights against infringement by third parties, no assurance can be given that the patents or the Company's patent rights will be enforceable or provide the Company with meaningful protection from competitors or that its patent applications will be allowed. During 2012, the Company instituted a lawsuit for the infringement of its intellectual properties by a company producing its J-J Hooks highway barrier without a license. The Company successfully settled this matter by requiring the defendant's acceptance of becoming a licensee and thereby paying royalties on all J-J Hooks highway barrier sales. Even if a competitor's products were to infringe patents held by the Company, enforcing the patent rights in an enforcement action would be very costly, and assuming the Company has sufficient resources, would divert funds and resources that otherwise could be used in the Company's operations. No assurance can be given that the Company would be successful in enforcing such rights, that the Company's products or processes do not infringe the patent or intellectual property rights of a third party, or that if the Company is not successful in a suit involving patents or other intellectual property rights of a third party, that a license for such technology would be available on commercially reasonable terms, if at all.

Government Regulation

The Company frequently supplies products and services pursuant to agreements with general contractors who have entered into contracts with federal or state governmental agencies. The successful completion of the Company's obligations under such contracts is often subject to the satisfactory inspection or approval of such products and services by a representative of the contracting agency. Although the Company endeavors to satisfy the requirements of each such contract to which it is a party, no assurance can be given that the necessary approval of its products and services will be granted on a timely basis or at all and that the Company will receive any payments due to it. Any failure to obtain such approval and payment may have a material adverse effect on the Company's business.

The Company's operations are subject to extensive and stringent governmental regulations including regulations related to the Occupational Safety and Health Act (OSHA) and environmental protection. The Company believes that it is substantially in compliance with all applicable regulations. The cost of maintaining such compliance is not considered by the Company to be significant.

The Company's employees in its manufacturing division operate complicated machinery that may cause substantial injury or death upon malfunction or improper operation. The Company's manufacturing facilities are subject to the workplace safety rules and regulations of OSHA. The Company believes that it is in compliance with the requirements of OSHA.

During the normal course of its operations, the Company uses and disposes of materials, such as solvents and lubricants used in equipment maintenance, that are classified as hazardous by government agencies that regulate environmental quality. The Company attempts to minimize the generation of such waste as much as possible, and to recycle such waste where possible. Remaining wastes are disposed of in permitted disposal sites in accordance with applicable regulations.

In the event that the Company is unable to comply with the OSHA or environmental requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

Employees

As of March 23, 2012, the Company had 140 full-time, 4 part-time employees and 11 temporary workers, of which 133 are located at the Company's Midland, Virginia facility, and 22 are located at the Company's facility located in Reidsville,

North Carolina. None of the Company's employees are represented by labor organizations and the Company is not aware of any activities seeking such organization. The Company considers its relationships with its employees to be satisfactory.

Item 1A. Risk Factors

Not applicable

Item 1B Unresolved Staff Comments

Not applicable

Item 2. Properties

Facilities

The Company operates two manufacturing facilities. The primary manufacturing operations are conducted in a 44,000 square foot manufacturing plant located on approximately 22 acres of land in Midland, Virginia, of which the Company owns approximately 19 acres and three acres are leased from Rodney I. Smith, the Company's President, at an annual rental rate of $24,000. The manufacturing facility houses two concrete mixers and one concrete blender. The plant also includes two environmentally controlled casting areas, two batch plants, a form fabrication shop, a welding and metal fabrication facility, a carpentry shop, a quality control center and a recently enlarged and covered steel reinforcing fabrication area of approximately 8,000 square feet. The Company's Midland facility also includes a large storage yard for inventory and stored materials.

The Company's second manufacturing facility is located in Reidsville, North Carolina on ten acres of owned land and includes an 8,000 square foot manufacturing plant and administrative offices.

The Company believes that its present facilities are adequate for its current needs and that they are adequately covered by insurance. Substantially all of the Company's facilities and equipment are used as collateral for various notes payable, which notes as of December 31, 2012 had a balance of approximately $2.7 million.

Item 3. Legal Proceedings

The Company is not presently involved in any litigation of a material nature.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

The Company's Common Stock trades on the OTC Bulletin Board System under the symbol "SMID".

As of March 4, 2013, there were approximately 60 record holders of the Company's Common Stock. Management believes there are at least 400 beneficial owners of the Company's Common Stock.

The following table sets forth the high and low closing prices on the OTC Bulletin Board System for the Company's Common Stock for the periods indicated. The prices were obtained from the NASDAQ website. These market quotations reflect inter-dealer prices, without retail markup, markdown, or commission.

	High	Low
2012		
First Quarter	$ 1.65	$ 1.37
Second Quarter	1.51	1.09
Third Quarter	1.55	1.20
Fourth Quarter	1.97	1.38
2011		
First Quarter	$ 2.29	$ 1.76
Second Quarter	2.35	1.57
Third Quarter	1.90	1.45
Fourth Quarter	1.70	1.34

Dividends

On December 11, 2012, the Company declared a special dividend of $.05 per share of Common Stock for holders' of record of December 14, 2012, to be paid on December 31, 2012. This was the first dividend paid by the Company since its inception and, accordingly, it may not pay any dividends again to its stockholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. Except for dividends paid in shares of the Company's Common Stock, the Company's current loan agreement prohibits the payment of dividends to stockholders without the bank's prior written consent, which the Company received prior to the payment of the 2012 dividend.

Shareholder Rights Plan

The Company's Shareholders Rights Plan expired on January 20, 2013. Management believes that it was in the best interest of its shareholders to allow the Shareholders Rights Plan to expire.

Item 6. **Selected Financial Data**

Not applicable.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company (including the Notes thereto) included elsewhere in this report.

The Company generates revenues primarily from the sale, shipping, licensing, leasing and installation of precast concrete products for the construction, utility and farming industries. The Company's operating strategy has involved producing innovative and proprietary products, including Slenderwall™, a patented, lightweight, energy efficient concrete and steel exterior wall panel for use in building construction; J-J Hooks Barrier, a positive-connected highway safety barrier; Sierra Wall, a sound barrier primarily for roadside use; transportable concrete buildings; and SoftSound™, a highway sound attenuation system. In addition, the Company produces utility vaults; farm products such as cattleguards, and water and food troughs; and custom order precast concrete products with various architectural surfaces.

Overview

Overall, the Company's financial performance improved in 2012 as compared to 2011, especially due to the results for the first nine months of 2012. The Company had net income in 2012 in the amount of $376,691 as compared to a net loss of $351,680 for 2011, or a increase of $728,371. The increase in net income for the year ended December 31, 2012 was due to several factors including management's decision to reduce costs through layoffs and salary reductions for all employees early in the year and management's efforts in finding new revenues to replace those products that were lagging due to the slow economic conditions in the construction industry. By not only reducing employee costs, but also by managing all production and overhead cost, the Company was able increase profit on jobs with little or no profit at the time of bidding. The Company incurred a net loss of $607,995 for the fourth quarter of 2012 due primarily to the continued weak construction economy, legal expenses of $160,000 related to the intellectual properties infringement lawsuit discussed in "Business - Patents and Proprietary Information" above and the total reinstatement and partial repayment of a portion of salaries reduced from February through December 2012. The partial repayment of salaries was made possible by the high cash balances available to the Company. The Company has subsequently been awarded two new large SlenderWall™ projects that will begin early in the second quarter of 2013. In addition, the Company has received a verbal commitment for a large architectural contract, that if awarded (for which there can be no assurance), will begin late in the second quarter of 2013. As a result of the contracts awarded above and with the contract to provide rental barrier for the presidential inauguration in January 2013, the Company believes it will be profitable for at least the first three quarters of 2013, although no assurance can be given.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

For the year ended December 31, 2012, the Company had total revenue of $24,893,613 compared to total revenue of $26,696,727 for the year ended December 31, 2011, a decrease of $1,803,114, or 7%. Sales include revenues from product sales, royalty income, barrier rental income and shipping and installation income. Product sales are further divided into wall panel sales, which include soundwall, architectural and Slenderwall™ panels, highway barrier, beach prisms, Easi-Set® and Easi-Span® buildings, utility and farm products and miscellaneous precast products. The following table summarizes the sales by product type and a comparison for the years ended December 31, 2012 and 2011:

Sales By Product Type

	2012	2011	Change	% of Change
Product Sales:				
Soundwall Sales	$ 2,390,041	$ 1,728,761	$ 661,280	38.3%
Architectural Panel Sales	2,307,053	4,028,903	(1,721,850)	(42.7)%
Slenderwall Sales	603,801	2,186,456	(1,582,655)	(72.4)%
Miscellaneous Wall Sales	235,823	780,437	(544,614)	(69.8)%
Total Wall Panel Sales	**5,536,718**	**8,724,557**	**(3,187,839)**	**(36.5)%**
Barrier Sales	3,828,341	2,967,515	860,826	29.0%
Beach Prisms	—	18,489	(18,489)	(100.0)%
Easi-Set and Easi-Span Building Sales	3,297,433	2,991,012	306,421	10.2%
Utility and Farm Product Sales	1,532,092	3,077,673	(1,545,581)	(50.2)%
Miscellaneous Product Sales	2,041,281	2,806,812	(765,531)	(27.3)%
Total Product Sales	**16,235,865**	**20,586,058**	**(4,350,193)**	**(21.1)%**
Royalties income	1,360,725	1,355,641	5,084	.4%
Barrier Rentals	2,117,577	604,010	1,513,567	250.6%
Shipping and Installation	5,179,446	4,151,018	1,028,428	24.8%
Total Service Revenue	**8,657,748**	**6,110,669**	**2,547,079**	**41.7%**
Total Sales	**$ 24,893,613**	**$26,696,727**	**$ (1,803,114)**	**(6.8)%**

Wall Panel Sales – Wall panel sales are generally medium to large contracts issued by general contractors for production and delivery of a specific wall panel product for a specific construction project. Changes in the mix of wall panel sales depend on what contracts are in production during the period. Soundwall sales increased significantly in 2012 due primarily to a large soundwall contract for a road project started in mid 2012 for which production will be completed in the first quarter of 2013. Architectural sales decreased significantly in 2012 as continued downward price pressure on architectural projects made it difficult for the Company to bid competitively on these projects. Management believes it may be at least another year before architectural jobs will return to higher profit margin levels. Slenderwall™ sales decreased in 2012 due to two large Slenderwall™ contracts that were substantially completed in 2011 replaced with only two small jobs in 2012. The Company was recently awarded a large Slenderwall™ project in New Jersey that will start in the second quarter of 2013 and could significantly increase Slenderwall™ sales in 2013. Miscellaneous wall sales are mainly retaining walls which are used to hold back earth on sloped land. These types of projects were down in 2012 due to the continued weakness in the construction industry.

Barrier Sales – Barrier sales are dependent on the number of highway projects active during the period and whether customers are more prone to buy barrier than to rent. In 2012 barrier sales increased by 29% from the previous year. This increase relates to a major highway project that funded in 2012 and began construction in the summer of the year. It is anticipated by the Company that barrier sales will decrease slightly or remain flat in 2013.

Beach Prisms – The Company made its first sales of beach prisms in 2009 and continued to make minor sales in 2010 and 2011. There were no sales in 2012. The Company is still in the process of seeking to acquire the necessary permits from the states of Maryland and Virginia, which has been more difficult than originally estimated. The Company did receive a permit in the state of Virginia during 2011 and anticipates that further permits will occur and additional sales will be forthcoming, however, this cannot be assured.

Easi-Set® and Easi-Span® Building Sales – Easi-Set® and Easi-Span® building sales increased by 10% compared to the same period in 2011. The increased sales of buildings was primarily due to the sale of several Easi-Span® buildings (the larger sized buildings). Bidding activity for buildings increased somewhat during 2012, leading management to believe building sales could continue to increase in 2013 To aid in the continued increase in building sales, the Company hired two new building salespersons with the first starting in December 2012 and the second starting in February 2013.

Utility and Farm Sales – Utility and farm product sales decreased by 50% in 2012 compared to 2011. Utility and farm products are mainly underground utility vaults used in infrastructure construction and consequently, when construction is weak so are utility vault sales. During 2011, the Company was in production of several large contracts that it received in late 2010. The Company will be bidding on a large vault project in the first quarter of 2013, which management believes it has a reasonably good chance to prevail. The Company is also seeing more bidding opportunities for utility products as of late and believes this, and the large vault project, may lead to increased sales in 2013.

Miscellaneous Product Sales – Miscellaneous products are products produced and sold that do not meet the criteria defined for other revenue categories. Examples would include underground steam tunnels, highway slabs or bridge slabs. Miscellaneous sales decreased by 28% in 2012 as compared to 2011. The decrease is due primarily to the lower number of miscellaneous jobs being bid as a result of the weakened construction economy. Among other contracts currently in production during 2012 was a federal government contract for underground buildings, a state contract for METRO rail substation panels and several small retaining wall projects.

Royalty Income – Royalty revenue increased slightly in 2012. While overall royalties increased very slightly in 2012, building royalties remained relatively flat for the period, Slenderwall™ royalties were up significantly during the period and barrier royalties were down for the period due to the continued decline in highway projects funded by federal and state governments. The Company signed four new licensees in 2012, two barrier licenses and two SoftSound™ licenses.

Barrier Rentals – Barrier rentals increased significantly in 2012 compared to 2011. The increase was the result of several contracts to provide services to set and remove barrier supplied by the Company, and in some cases by the contractor, for use at the NATO Conference held in Chicago in May 2012 and the Republican and Democratic national conventions held in August and September of 2012, respectively. Management believes that its core barrier rentals could increase in 2013 due to some increase rental activity in the Company's geographical area on several major highway projects now underway. The Company received the contract to set and remove rental barrier for the inauguration of the President on January 20, 2013.

Shipping and Installation – Shipping and installation revenue increased by 25% in 2012 due to an increase in the installation of architectural panels which require installation as opposed to soundwall panels which normally do not require installation by the Company. While shipping increased during 2012, the majority of the increase was in installation revenue earned on several contracts that were produced in 2011 but shipped and installed in 2012.

Cost of Goods Sold – Total cost of goods sold for the year ended December 31, 2012 was $19,447,119, a decrease of $2,647,824, or 12%, from $22,094,943 for the year ended December 31, 2011. Total cost of goods sold, as a percentage of total revenue, decreased to 78% for the year ended December 31, 2012 from 83% for the year ended December 31, 2011. The reduction in the cost of sold as a percentage of revenue was, in part, because of the increased gross margins on the special rental projects more fully described above. While raw material costs rose only slightly during 2012 and 2011 with very little inflationary pressures, the Company continued to experience tremendous pressure from its competitors on the profit margins of certain product lines resulting in a higher cost of goods sold as a percentage of sales over historical levels. In an effort to offset our competitors' pricing pressures, management reduced direct labor costs though layoffs and salary reductions during the year. In December 2012, a portion of the reduced salaries were repaid and salaries were reinstated to the prior levels. The Company expects continued competitive pricing by its competitors through the end of 2013; however, management will continue to seek ways to reduce the effect of such pressures. As in 2012, the Company expects some slight increases in raw material costs during 2013.

General and Administrative Expenses – For the year ended December 31, 2012, the Company's general and administrative expenses decreased by $205,579, or 7%, to $2,662,862 from $2,868,441 during the same period in 2011. The decrease in general and administrative expenses resulted primarily from a decrease in use tax expense, a decrease in employee costs and costs related to being a public company partially offset by an increase in general office expenses. General and administrative expense as a percent of total revenue were 11% for the years ended December 31, 2012 and 2011.

Selling Expenses - Selling expenses for the year ended December 31, 2012 decreased by $137,954, or 6%, to $2,205,043 from $2,342,997 for the year ended December 31, 2011. The decrease was due to decreased sales salaries and general sales expenses partially offset by increased advertising expense.

Operating Income – The Company had operating income for the year ended December 31, 2012 of $687,762 compared to an operating loss of $364,836 for the year ended December 31, 2011, an increase of $1,052,598. The increase in operating income was primarily the result of a decrease in cost of goods sold for the year ended December 31, 2012 as a percentage of revenue as discussed above.

Interest Expense – Interest expense was $134,828 for the year ended December 31, 2012 compared to $136,067 for the year ended December 31, 2011. The decrease of $1,239, or 1%, was due primarily to lower balances on notes payable outstanding.

Income Tax Expense – The Company had an income tax expense of $182,000 for the year ended December 31, 2012 compared to an income tax benefit of $136,000 for the year ended December 31, 2011.

Net Income – The Company had net income of $376,691 for the year ended December 31, 2012, compared to a net loss of $351,680 for the same period in 2011. The basic and diluted earnings per share for 2012 was $0.08, compared to basic and diluted net loss per share of $0.07 for the year ended December 31, 2011. There were 4,826,182 basic and 4,867,475 diluted weighted average shares outstanding in 2012 and 4,790,476 basic and diluted weighted average shares outstanding in the 2011.

Liquidity and Capital Resources

The Company financed its capital expenditures and operating requirements in 2012 with cash flows from operations.

The Company has a note payable to Sonabank (the "Bank"), headquartered in Mclean, Virginia, with a balance of $2,209,415 as of December 31, 2012. The note payable was acquired by Sonabank from Greater Atlantic Bank on December 4, 2009 in a transaction through the Federal Deposit Insurance Corporation. The note had an original term of twenty-three years beginning on June 25, 1998 with an interest rate of .5% above prime, secured by principally by all of the assets of the Company. The loan is guaranteed in part by the U.S. Department of Agriculture Rural Business-Cooperative Service's loan guarantee. Under the terms of the note, the Bank will permit chattel mortgages on purchased equipment not to exceed $250,000 for any one individual loan so long as the Company is not in default. Also, the Company is limited to $1,000,000 for annual capital expenditures. At December 31, 2012, the Company was in compliance with all covenants pursuant to the loan agreement as amended except for the payment of cash dividends on December 31, 2012, for which the Company received approval prior to payment.

At December 31, 2012, the Company had cash totaling $4,367,474 compared to $2,130,686 at December 31, 2011. During 2012, the Company's operating activities provided $2,889,170 due mainly to the net income for the period as well as changes in current asset and current liability accounts during 2012. In 2012, investing activities provided $2,050 primarily from the sale of outdated equipment. In 2012, financing activities used $654,432 in cash, which resulted from payments on notes payable of $413,800 and the payment of a cash dividend in the amount of $240,632 .

Capital spending, including financed additions, decreased from $742,735 in 2011 to $110,275 in 2012. Capital expenditures in 2012 included spending for vehicles and manufacturing equipment. In 2013, the Company intends to continue to make capital improvements including upgrades to its mixing batch plant, manufacturing equipment and other items as necessary. The Company anticipates capital spending for 2013 to be approximately $500,000.

As a result of the Company's variable rate debt, the Company is especially sensitive to changes in the prevailing interest rates. Increases in such interest rates may materially and adversely affect the Company's ability to finance its operations either by increasing the Company's cost to service its current debt, or by creating a more burdensome refinancing environment. Each 1% increase in interest rates affecting the Company's outstanding debt will reduce income by approximately $30,000 annually.

The Company's cash flow from operations is affected by production schedules set by contractors, which generally provide for payment 45 to 75 days after the products are produced and with some architectural contracts, retainage may be held until the entire project is completed. This payment schedule could result in liquidity problems for the Company because it must bear the cost of production for its products before it receives payment. The Company's days sales outstanding (DSO) in 2012 was 80 days compared to 95 days in 2011. The decrease in the DSO is due primarily to better weekly communications with delinquent accounts. Although no assurance can be given, the Company believes that anticipated cash flow from operations with adequate project management on jobs will be sufficient to finance the Company's operations and necessary capital expenditures for at least the next 12 months.

The Company's inventory at December 31, 2012 was $2,104,106 and at December 31, 2011 was $1,939,633 or a increase of $164,473. The annual inventory turns for December 31, 2012 and 2011 were 7.8 and 7.1, respectively.

Significant Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in its Summary of Accounting Policies to the Company's consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted within the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below, however, application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and as a result, actual results could differ from these estimates.

The Company evaluates the adequacy of its allowance for doubtful accounts at the end of each quarter. In performing this evaluation, the Company analyzes the payment history of its significant past due accounts, subsequent cash collections on these accounts and comparative accounts receivable aging statistics. Based on this information, along with other related factors, the Company develops what it considers to be a reasonable estimate of the uncollectible amounts included in accounts receivable. This estimate involves significant judgment by the management of the Company. Actual uncollectible amounts may differ from the Company's estimate.

The Company recognizes revenue on the sale of its standard precast concrete products at shipment date, including revenue derived from any projects to be completed under short-term contracts. Installation services for precast concrete products, leasing and royalties are recognized as revenue as they are earned on an accrual basis. Licensing fees are recognized under the accrual method unless collectability is in doubt, in which event revenue is recognized as cash is received. Certain sales of Soundwall, Slenderwall, and other architectural concrete products are recognized upon completion of units produced under long-term contracts. When necessary, provisions for estimated losses on these contracts are made in the period in which such losses are determined. Changes in job performance, conditions and contract settlements that affect profit are recognized in the period in which the changes occur. Unbilled trade accounts receivable represents revenue earned on units produced and not yet billed.

Seasonality

The Company services the construction industry primarily in areas of the United States where construction activity may be inhibited by adverse weather during the winter. As a result, the Company may experience reduced revenues from December through February and realize the substantial part of its revenues during the other months of the year. The Company may experience lower profits, or losses, during the winter months, and as such, must have sufficient working capital to fund its operations at a reduced level until the spring construction season. The failure to generate or obtain sufficient working capital during the winter may have a material adverse effect on the Company.

Inflation

Management believes that the Company's operations were not significantly affected by inflation in 2012 and 2011, particularly in the purchases of certain raw materials such as steel and fuel. The Company believes that raw material pricing will see some modest increases in 2013 as the economy continues its slow recovery, although no assurance can be given regarding future pricing.

Other Comments

As of March 4, 2013 the Company's sales backlog of inventoried products and unbilled construction contracts was approximately $6.7 million as compared to approximately $7.8 million at approximately the same time in 2011. The reduction in the backlog relates to the weak construction industry as well as the shortening of the time period between bidding a project and putting the project into production compared to longer lead times when funding is more readily available in a strong construction industry. The majority of the projects relating to the sales backlog as of March 4, 2013 are scheduled to be shipped during 2013.

The Company also maintains a regularly occurring repeat customer business, which should be considered in addition to the orders in the sales backlog described above. These orders typically have a quick turn around and represent purchases of the Company's inventoried standard products, such as highway safety barrier, utility and Easi-Set building products. Historically, this regularly occurring segment of our customer base is equal to approximately $5,000,000 to $7,000,000 annually.

The risk exists that recessionary economic conditions may adversely affect the Company more than it has experienced to date. To mitigate these economic and other risks, the Company has a broader product offering than most competitors and has historically been a leader in innovation and new product development in the industry. The Company is continuing this strategy through the development, marketing and sales efforts for two still emerging products for the industry. In addition to new product development strategy, in 2013 the Company begins its fifth year of a long-term commitment to lean manufacturing and continuous improvements in manufacturing. As a by-product of our commitment to lean manufacturing, the Company believes this strategy will help reduce its overall future manufacturing costs.

The Company is continuing its marketing, advertising and promotional efforts for both Beach Prisms™, a shoreline erosion control product that uses the preferred natural "soft" approach as opposed to the "hard" approach of seawalls and jetties, to solve this worldwide problem and H2Out™, the world's first "in the caulk joint" secondary drainage and street level leak detection product for panelized exterior cladding. While the Company has received a permit to install Beach Prisms™ in Virginia, the Company is still in the process of seeking to secure the approval and support of the appropriate environmental agencies in neighboring states for its Beach Prisms™. Although the Company is optimistic about the success of Beach Prisms™ and H2Out™, there can be no assurance of the commercial acceptance of these products.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements, which appear at the back portion of the report, are filed as part of this report:

	Page
Report of Independent Registered Public Accountants	F-3
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4
Consolidated Statements of Operations for the years ended December 31, 2012 and 2011	F-6
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2012 and 2011	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011	F-8
Summary of Significant Accounting Policies	F-10
Notes to Consolidated Financial Statements	F-13

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer of the Company assessed the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as of December 31, 2012, and concluded that its controls were effective as of such date.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the Securities and Exchange Commission rules that permit the Company to provide only management's report in this annual report.

Disclosure controls and procedures

We carried out our evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on our evaluation, our principal executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information with respect to our Directors and executive officers is set forth below.

Name	Age	Director or Executive Officer Since	Position
Rodney I. Smith	74	1970	Chief Executive Officer, President and Chairman of the Board of Directors
Ashley B. Smith	50	1994	Vice President and Director
Wesley A. Taylor	65	1994	Vice President of Administration, Secretary and Director
Andrew G. Kavounis	87	1995	Director
Frederick L. Russell, Jr.	53	2012	Director
William A. Kenter	66	2008	Chief Financial Officer
Steve Ott	46	2005	Vice President of Engineering, Smith-Midland - Virginia

Background

The following is a brief summary of the background of each Director and executive officer of the Company:

Rodney I. Smith. *Chairman of the Board of Directors, Chief Executive Officer and President.* Rodney I. Smith co-founded the Company in 1960 and became its President and Chief Executive Officer in 1965. He has served on the Board of Directors and has been its Chairman since 1970. Mr. Smith is the principal developer and inventor of the Company's proprietary and patented products. He is the past President of the National Precast Concrete Association. Mr. Smith has served on the Board of Trustees of Bridgewater College in Bridgewater, Virginia since 1986. The Company believes that Mr. Smith's extensive experience in the precast concrete products industry and his knowledge of the marketplace gives him the qualifications and skills necessary to serve in the capacity as the Chairman of the Board of Directors.

Ashley B. Smith. *Vice President and Director.* Ashley B. Smith has served as Vice President of the Company since 1990 and as a Director since 1994. Mr. Smith holds a Bachelor of Science degree in Business Administration from Bridgewater College. Mr. Ashley B. Smith is the son of Mr. Rodney I. Smith. The Company believes that Mr. Smith's education, experience in the precast concrete industry and business experience give him the qualifications and skills necessary to serve in the capacity as a director.

Wesley A. Taylor. *Vice President of Administration and Director.* Wesley A. Taylor has served as Vice President of Administration of the Company since 1989 and as a Director since 1994, and previously held positions as Controller and Director of Personnel and Administration. Mr. Taylor holds a Bachelor of Arts degree from Northwestern State University. The Company believes that Mr. Taylor's education, business experience and his extensive experience in the precast concrete industry gives him the qualifications and skills necessary to serve in the capacity as a director.

Andrew Kavounis. *Director.* Andrew Kavounis has served as a Director of the Company since December 1995. Mr. Kavounis was President of Core Development Co., Inc., a privately held construction and development concern, from 1991 until he retired in 1995. From 1989 to 1991, Mr. Kavounis was the Executive Vice President of the Leadership Group, a Maryland based builder and developer. Prior to that time, Mr. Kavounis spent 37 years as an executive at assorted construction and development companies, which included a position as the National Vice President of Ryland Homes, a privately held company, in which capacity he was directly responsible for the construction of 17,000 homes annually, nationwide. Mr. Kavounis received a Bachelor of Science degree in Chemical Engineering from Presbyterian College, a Bachelor of Science degree in Civil and Mechanical Engineering from Wofford College, and a Master's degree in Business Administration from the University of South Carolina. The Company believes that Mr. Kavounis' degrees in Chemical Engineering and Civil and Mechanical Engineering and his experience in the construction industry give him the qualifications and skills necessary to serve in the capacity as a director.

Frederick L. Russell, Jr. *Managing Partner at Virginia Capital Partners.* Frederick L. Russell has been Managing Partner at Virginia Capital Partners, a private equity fund, since its inception in 1996. Mr. Russell has more than 25 years of venture capital and private equity experience. Mr. Russell is on the Board of substantially all of Virginia Capital's active venture capital investments and is the Chairman of several of these companies. He is on the Board of Kinsale Capital, Virginia Business Media, SC Business Media, Tall Cotton Partners, Clear Signal Towers, Car Pool and Sewickley Partners. Fred was previously with a $1 billion private equity firm in Washington and a $100 million venture capital fund before that. The Company believes that Mr. Russell's current and past investment experience as well as his service as a director of many boards provides him with the knowledge and skills necessary to serve in the capacity of director for the Company.

William A. Kenter. *Chief Financial Officer.* William A. Kenter has served as Chief Financial Officer of the Company since September 2008. Prior to joining the Company, Mr. Kenter was Controller for the Mount Vernon Printing division of Consolidated Graphics, Inc., a commercial printing company, from September 2007 to September 2008. Mr. Kenter served as President and CEO of PenGraphix Printing Solutions, a commercial printing company, from January 2000 to August 2007.

Steve Ott. *Vice President of Engineering, Smith Midland Corp. (Virginia).* Mr. Ott joined the Company in October 2005. Prior to joining the Company, Mr. Ott served as Engineering Manager for the Shockey Precast Group in Fredericksburg, Virginia from June 2001 to October 2005. Mr. Ott worked at Shockey Precast Group's Winchester plant from 1998 to 2001. From 1991 through 1997 Mr. Ott worked in Belgium for a consulting structural engineering firm and for a precast concrete manufacturer. From 1988 to 1991 Mr. Ott worked at Brandow and Johnston Structural Engineers in Los Angeles California. Mr. Ott holds a Bachelor of Science degree in Structural Engineering from the University of California at San Diego and a Masters of Business Administration from the University of Mary Washington

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) ("Section 16(a)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires executive officers and Directors and persons who beneficially own more than ten percent (10%) of the Company's Common Stock to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 with the Securities and Exchange Commission (the "Commission") and any national securities exchange on which the Corporation's securities are registered.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than ten percent (10%) beneficial owners were satisfied during 2012.

Code of Ethics

The Company adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer, Accounting Manager and persons performing similar functions. The Board of Directors approved the code of ethics at their meeting on December 17, 2003. A copy of the code of ethics was filed as an exhibit to the Company's Form 10-KSB for the year ended December 31, 2003, and a copy may be obtained without charge by requesting one in writing from Secretary, Smith-Midland Corporation, P.O. Box 300, 5119 Catlett Road, Midland, VA 22728.

Audit Committee

The Company currently has a standing Audit Committee with the members being Frederick L. Russell, Jr. and Andrew G. Kavounis. Frederick L. Russell, Jr., our newest board member, is designated the committees' financial expert because of his 25 years experience in the finance industry as described more fully in Item 10. above. Mr. Russell is considered to be independent when using the definition of the New York Stock Exchange.

Item 11. Executive Compensation

The following table sets forth the compensation paid by the Company for services rendered for 2012 and 2011 to the principal executive officer and the Company's two most highly compensated executive officers (the "named executive officers") whose total compensation exceeded $100,000 during 2012:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Non qualified Deferred Compensation Earning ($)	All Other Compensation ($)	Total ($)
Rodney I. Smith	2012	92,348	—					100,000	192,348
President, Chief	2011	106,622	144,408					100,000	351,030
Executive Officer									
and Chairman of the Board (3)									
Ashley B. Smith	2012	131,877	—					1,000	132,877
Vice President (4)	2011	129,810	157,379					1,258	288,447
Wesley A. Taylor	2012	93,872	—					1,000	94,872
Vice President of	2011	105,434	20,158					2,117	127,709
Administration (5)									
William A. Kenter	2012	95,692	—					—	95,692
Chief Financial Officer	2011	105,000	21,000					—	126,000

(1) Represents salaries paid in 2012 and 2011 for services provided by each named executive officer serving in the capacity listed. Salaries of all executive officers were reduced in early 2012 repaid in part and reinstated at the end of 2012.

(2) Represents amounts paid in 2011, but accrued in the prior year, for annual performance-based bonuses related to operations in 2010.

(3) Mr. Rodney Smith was paid $99,000 in 2012 and 2011, which is included in the column titled "All Other Compensation", for royalty payments due under his employment contract with the Company, which is more fully described in the following section titled "Employment Contracts and Termination of Employment and Change in Control Arrangements". Mr. Rodney Smith received director's compensation in the amount of $1,000 for the years 2012 and 2011.

(4) Mr. Ashley Smith received director's compensation in the amount of $1,000 for the years 2012 and 2011.

(5) Mr. Wesley Taylor received director's compensation in the amount of $1,000 for the years 2012 and 2011.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth information for the named executive officers regarding any common share purchase options, stock awards or equity incentive plan awards that were outstanding as of December 31, 2012.

Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date
Rodney I. Smith		20,000	—	0.83	12/16/2013
		20,000	—	2.52	9/29/2015
		20,000	—	2.25	5/21/2016
		20,000	—	2.15	5/21/2017
		40,000	—	1.21	6/29/2018
	TOTAL	120,000	—		
Ashley B. Smith		10,000	—	0.83	12/16/2013
		10,000	—	2.52	9/29/2015
		7,000	—	2.25	5/21/2016
		7,000	—	2.15	5/21/2017
		14,800	—	1.21	6/29/2018
	TOTAL	48,800	—		
Wesley A. Taylor		5,367	—	0.83	12/16/2013
		10,000	—	2.52	9/29/2015
		7,000	—	2.25	5/21/2016
		7,000	—	2.15	5/21/2017
		7,000	—	1.21	6/29/2018
	TOTAL	36,367	—		
	TOTAL	205,167	—		

All stock options vest on a prorated basis annually over three years from the date of grant and expire ten years from the date of grant.

Compensation of Directors

All Directors receive $1,000 per meeting as compensation for their services as Directors and are reimbursed for expenses incurred in connection with the performance of their duties.

Fiscal 2012 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Rodney I. Smith	1,000	—	—	—	—	—	1,000 (1)
Andrew G. Kavounis (2)	1,000	—	—	—	—	—	1,000
Ashley B. Smith	1,000	—	—	—	—	—	1,000 (1)
Wesley A. Taylor	1,000	—	—	—	—	—	1,000 (1)
Frederick L. Russell, Jr.	—	—	—	—	—	—	—

(1) Reflected in Summary Compensation Table above.

(2) 4,000 options were outstanding as of December 31, 2012, of which all were exercisable as of December 31, 2012.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

The Company entered into a four-year Employment Agreement with Rodney I. Smith, its current President and Chief Executive Officer, effective as of September 30, 2002. The term of employment automatically renews commencing on the date one year after the effective date, and on an annual basis thereafter, for an additional one year, unless earlier terminated or not renewed as provided for therein. The agreement provides for an annual base salary of $99,000 ("Base Salary"), which is reviewed at least annually and adjusted from time to time at the determination of the Board of Directors. It also provides for an annual royalty fee of $99,000 payable as consideration for Mr. Smith's assignment to the Company of all of his rights, title and interest in and to the Patents (as defined in the agreement). Payment of the royalty continues only for as long as the Company is using the inventions underlying the Patents. Mr. Smith is also entitled to performance-based bonus as determined by the Board each calendar year.

Mr. Smith's employment agreement provides further that if Mr. Smith (i) voluntarily leaves the employ of the Company within six months of his becoming aware of a Change of Control (as defined in the agreement) of the Company, then he shall be entitled to receive a lump sum amount equal to three times the five-year average of his combined total annual compensation, which includes the Base Salary and bonus, less one dollar ($1.00), and certain other unpaid accrued amounts as of the date of his termination, or (ii) is terminated by the Company without Cause (as defined in the agreement) or leaves the Company with Good Reason (as defined in the agreement), Mr. Smith shall be entitled to a lump sum payment equal to three times the combined Base Salary and bonus paid during the immediately preceding calendar year, and such other unpaid accrued amounts. In any of such cases, the Company will provide Mr. Smith with certain Company fringe benefits for two years, subject to certain conditions as provided for in the agreement, and all of Mr. Smith's unvested options to purchase Company stock shall become fully vested and exercisable on the date of termination. Mr. Smith will be entitled to exercise all such options for three years from the date of termination. The Company will have no further obligations to Mr. Smith, other than with respect to the payment of royalties.

In the event Mr. Smith's employment by the Company is terminated as a result of Mr. Smith's (i) death, his estate shall be entitled to a lump sum payment of one times the combined Base Salary and bonus, and certain other accrued and unpaid amounts, or (ii) disability, Mr. Smith shall be entitled to Base Salary and bonus for a period of one year commencing with the date of termination, and all other unpaid accrued amounts.

In the event Mr. Smith's employment is terminated for cause or Mr. Smith voluntarily leaves the employ of the Company for no reason, Mr. Smith shall be entitled to accrued but unpaid Base Salary and Bonus up to the date of termination, and all other unpaid amounts.

The employment agreement also contains Non-competition and Non-solicitation covenants for one year following Mr. Smith's termination of employment for any reason.

On December 31, 2008, the board of directors approved an amendment to the Employment Agreement to include changes required to be in compliance with Section 409A, nonqualified deferred compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of March 4, 2013, certain information concerning ownership of the Company's Common Stock by (i) each person known by the Company to own of record or be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) named executive officers and Directors, and (iii) all Directors and Executive Officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Name and Address of Beneficial Owner	Number of S hares Beneficially Owned (2)	Percentage of Class
Rodney I. Smith (1)(3)(4)(5)	773,398	15.8%
Ashley B. Smith (1)(3)(4)(6)	163,417	3.4%
Wesley A. Taylor (1)(7)	62,750	1.3%
Andrew G. Kavounis (1)(8)	4,000	*
William A. Kenter (1)	—	—
Tall Cotton Partners, LLC (9)	567,363	11.9%
JCP Investment Partnership, LP (10)	300,890	6.3%
Henry Partners, L.P. (11)	416,000	8.7%
All directors and executive officers as a group (4 persons)(2)(12)	1,003,565	20.1%

* Less than 1%

(1) The address for each of Messrs. Rodney I. Smith, Ashley B. Smith, Wesley A. Taylor, Andrew G. Kavournis and William A. Kenter is c/o Smith-Midland Corporation, P.O. Box 300, 5119 Catlett Road, Midland, Virginia 22728.

(2) Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3) Ashley B. Smith is the son of Rodney I. Smith. Each of Rodney I. Smith and Ashley B. Smith disclaims beneficial ownership of the other's shares of Common Stock.

(4) Does not include options to purchase 16,000 shares held by Matthew Smith and Roderick Smith and an aggregate of 86,489 shares of Common Stock held by Matthew Smith and Roderick Smith. Matthew Smith and Roderick Smith are sons of Rodney I. Smith, and brothers of Ashley B. Smith. Also, does not include shares held by Merry Robin Bachetti, sister of Rodney I. Smith and aunt of Ashley B. Smith, for which each of Rodney I. Smith and Ashley B. Smith disclaims beneficial ownership.

(5) Includes 20,000 shares of Common Stock held by Hazel Bowling, former wife of Rodney I. Smith, and mother of Mr. Smith's children. Mr. Smith disclaims beneficial ownership of the shares held by Hazel Bowling. Includes options to purchase 120,000 shares.

(6) Includes options to purchase 48,800 shares.

(7) Includes options to purchase 36,367 shares.

(8) Includes options to purchase 4,000 shares.

(9) Address of holder is 1801 Libbie Avenue, Suite 201, Richmond, VA 23226. Frederick L. Russell, Jr., a director of the Company, is deemed to beneficially own the securities owned of record by Tall Cotton Partners, L.P. by virtue of his control over the manager of this entity.

(10) Address of holder is 1177 West Loop South, Suite 1650, Houston, Texas 77027.

(11) Address of holder is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.
(12) Includes options to purchase 209,167 shares for all directors and executive officers as a group.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of December 31, 2012, regarding the Company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	425,965	1.82	500,000
Equity compensation plans not approved by security holders	—	—	—
Total	425,965	1.82	500,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

There are two independent directors of the Company, Andrew G. Kavounis and Frederick L. Russell, Jr. The test utilized for the determination of independence is that of the New York Stock Exchange.

On an ongoing basis, the Company reviews all "related party transactions" (those transactions that are required to be disclosed by SEC Regulation S-K, Item 404), if any, for potential conflicts of interest and all such transactions must be approved by the Board of Directors. No transactions meet the criteria for disclosure.

Item 14. Principal Accountant Fees and Services

The aggregate fees billed for each of the past two fiscal years for professional services rendered by BDO USA, LLP, the principal accountant for the audit of the Company; for assurance and related services related to the audit; for tax compliance, tax advice, and tax planning; and for all other fees for products and services are shown in the table below.

Audit Fees. Fees charged as audit fees are for the audit of the Company's annual financial statements and review of financial statements included in the Company's Forms 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Fees paid to BDO USA, LLP for the audit of the Company's 401(k) benefit plan.

Tax Fees. Tax fees are for professional services rendered by BDO USA, LLP for tax compliance, tax advice, and tax planning.

The Company currently has a standing Audit Committee with the members being Frederick L. Russell, Jr. and Andrew G. Kavounis. Frederick L. Russell, Jr., our newest board member, is designated the committees' financial expert because of his 25 years experience in the finance industry as described in more fully in Item 10. above. Mr. Russell is considered to be independent when using the definition of the New York Stock Exchange.

	2012	2011
Audit Fees	$ 139,650	$ 110,600
Tax Fees	22,850	29,606
Audit-Related Fees	9,800	9,500
Other Fees	—	—
Total Fees	$ 172,300	$ 149,706

PART IV

Item 15. Exhibits and Financial Statements Schedules

(1) The financial statements of the Company are included in Part II, Item 8, page 17 of this Form 10-K:
(2) Schedules other than that listed above have been omitted, since they are either not applicable, not required or the information is included elsewhere herein.
(3) The following exhibits are filed herewith:

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
3.2	Bylaws of the Company adopted on January 21, 2003 (Incorporated by reference to the Company's Registration Statement on Form 8-A (No. 000-25964) filed with the Commission on January 24, 2003).
4.1	Specimen Common Stock Certificate (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.1	Lease Agreement, dated January 1, 1995, between the Company and Rodney I. Smith (Incorporated by reference to the Company's Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.2	Collateral Assignment of Letters Patent, dated between the Company and Rodney I. Smith (Incorporated by reference to the Company's Registration Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).
10.3	First National Bank of New England Loan Agreement, assumed by Sonabank, dated June 25, 1998 (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998).
10.4	First National Bank of New England Loan Note, assumed by Sonabank, dated June 25, 1998 (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998).
10.5	Employment Agreement, dated September 30, 2002, between the Company and Rodney I. Smith. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
10.6	Amendment No. 1 to Employment Agreement, dated as of December 31, 2008, between the Company and Rodney I. Smith (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.7	2004 Stock Option Plan (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004).
10.8	2008 Stock Option Plan (Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 333-155920) filed on December 4, 2008).

10.9	Promissory Note, dated April 20, 2011 and executed on April 26, 2011, in the amount of $575,000 issued by the Company to Summit Community Bank (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2011).
10.10	A Credit Line Deed of Trust, dated April 20, 2011 and executed on April 26, 2011, between the Company and Summit Commit Community Bank (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2011.
10.11	Promissory Note, dated May 10, 2012, in the amount of $2,000,000 issued by the Company to Summit Community Bank. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
10.12	Commitment Letter related to the line of credit dated May 9, 2012. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
10.13	Commercial Loan Application - Summary related to the line of credit dated March 1, 2012. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
10.14	Commercial Security Agreement related to the line of credit dated May 10, 2012. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
10.15	Commitment Letter dated related to the guidance line of credit on May 10, 2012. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
10.16	Commercial Loan Application - Summary related to the guidance line of credit dated March 1, 2012. (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2012).
14.1	Code of Professional Conduct (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
21.1	List of Subsidiaries of the Company (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).
23.1	Consent of BDO USA, LLP.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Principal Financial Officer.
32.1	Certification pursuant 18 U.S.C. Section 1350 as adapted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*

* The XBRL-related information in Exhibit 101 to this quarterly report on Form 10-Q shall be deemed to be "furnished" and not "filed"

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH-MIDLAND CORPORATION

Date: April 1, 2013

By: /s/ Rodney I. Smith

Rodney I. Smith, President
(principal executive officer)

Date: April 1, 2013

By: /s/ William A. Kenter

William A. Kenter
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Rodney I. Smith Rodney I. Smith	Director	April 1, 2013
/s/ Wesley A. Taylor Wesley A. Taylor	Director	April 1, 2013
/s/ Ashley B. Smith Ashley B. Smith	Director	April 1, 2013
/s/ Andrew G. Kavounis Andrew G. Kavounis	Director	April 1, 2013
/s/ Frederick L. Russell, Jr. Frederick L. Russell, Jr.	Director	April 1, 2013

Smith-Midland Corporation and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

Smith-Midland Corporation
and Subsidiaries

Contents

Report of Independent Registered Public Accountants F-3

Consolidated Financial Statements

Balance Sheets F-4

Statements of Operations F-6

Statements of Stockholders' Equity F-7

Statements of Cash Flows F-8

Summary of Significant Accounting Policies F-10

Notes to Consolidated Financial Statements F-13

Report of Independent Registered Public Accountants

Board of Directors
Smith-Midland Corporation
Midland, Virginia

We have audited the accompanying consolidated balance sheets of Smith-Midland Corporation and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smith-Midland Corporation and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Richmond, Virginia
April 1, 2013

Smith-Midland Corporation
and Subsidiaries

Consolidated Balance Sheets

	December 31,	
	2012	**2011**
ASSETS (Note 2)		
Current assets		
Cash and cash equivalents	$ 4,367,474	$ 2,130,686
Accounts receivable, net		
Trade - billed, (less allowance for doubtful accounts of $230,749 and $233,851)	4,752,729	7,191,071
Trade - unbilled	356,525	24,310
Inventories, net		
Raw materials	472,149	735,125
Finished goods	1,631,957	1,204,508
Prepaid expenses and other assets	287,002	354,884
Prepaid income taxes	173,155	727,440
Deferred taxes (Note 4)	438,000	332,000
Total current assets	**12,478,991**	**12,700,024**
Property and equipment, net (Note 1)	**4,049,478**	**4,615,514**
Other assets	**289,335**	**212,436**
Total assets	**$ 16,817,804**	**$ 17,527,974**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Balance Sheets
(continued)

	December 31,	
	2012	**2011**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable - trade	$ 922,091	$ 854,165
Accrued expenses and other liabilities	1,140,234	785,387
Current maturities of notes payable (Note 2)	329,529	411,561
Customer deposits	204,991	932,193
Total current liabilities	**2,596,845**	**2,983,306**
Notes payable - less current maturities (Note 2)	2,661,228	2,992,996
Deferred tax liability (Note 4)	694,000	822,000
Total liabilities	**5,952,073**	**6,798,302**
Commitments and contingencies (Note 7)	—	—
Stockholders' equity (Note 6)		
Preferred stock, $.01 par value; authorized 1,000,000 shares, none outstanding	—	—
Common stock, $.01 par value; authorized 8,000,000 shares; 4,826,182 issued	48,262	48,262
Additional paid-in capital	4,995,278	4,995,278
Retained earnings	5,924,491	5,788,432
	10,968,031	10,831,972
Treasury stock, at cost, 40,920 shares	(102,300)	(102,300)
Total stockholders' equity	**10,865,731**	**10,729,672**
Total liabilities and stockholders' equity	**$ 16,817,804**	**$ 17,527,974**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,	
	2012	**2011**
Revenue		
Products sales and leasing	$ 18,353,442	$ 21,190,068
Shipping and installation revenue	5,179,446	4,151,018
Royalties	1,360,725	1,355,641
Total revenue	**24,893,613**	**26,696,727**
Cost of goods sold	19,447,119	22,094,943
Gross profit	**5,446,494**	**4,601,784**
General and administrative expenses	2,662,862	2,868,441
Selling expenses	2,205,043	2,342,997
Total operating expenses	**4,867,905**	**5,211,438**
Gain on sale of assets	**110,175**	**81,376**
Other	**(1,002)**	**163,442**
Operating income (loss)	**687,762**	**(364,836)**
Other income (expense)		
Interest expense	**(134,828)**	(136,067)
Interest income	5,757	13,223
Total other expense	**(129,071)**	**(122,844)**
Income (loss) before income tax expense (benefit)	558,691	(487,680)
Income tax expense (benefit) (Note 4)	182,000	(136,000)
Net income (loss)	**$ 376,691**	**$ (351,680)**
Basic earnings (loss) per share (Note 8)	**$ 0.08**	**$ (0.07)**
Diluted earnings (loss) per share (Note 8)	**$ 0.08**	**$ (0.07)**

See accompanying summary of accounting policies and notes to consolidated financial statements

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2010	$ 47,042	$ 4,874,335	$ 6,140,112	$ (102,300)	$ 10,959,189
Stock options exercised	1,220	103,900	—	—	105,120
Stock option compensation	—	17,043	—	—	17,043
Net loss	—	—	(351,680)	—	(351,680)
Balance, December 31, 2011	**48,262**	**4,995,278**	**5,788,432**	**(102,300)**	**10,729,672**
Dividends paid on common stock	—	—	(240,632)	—	(240,632)
Net income	—	—	376,691	—	376,691
Balance, December 31, 2012	**$ 48,262**	**$ 4,995,278**	**$ 5,924,491**	**$ (102,300)**	**$ 10,865,731**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2012	**2011**
Reconciliation of net income (loss) to net cash provided (absorbed) by operating activities		
Net income (loss)	$ 376,691	$ (351,680)
Adjustments to reconcile net income to net cash provided (absorbed) by operating activities		
Depreciation and amortization	674,160	712,832
Deferred taxes	(234,000)	175,000
Stock option compensation expense	—	17,043
Gain on sale of fixed assets	(110,175)	(81,376)
(Increase) decrease in		
Accounts receivable - billed	2,604,342	327,735
Accounts receivable - unbilled	(332,215)	629,504
Inventories	(164,473)	(94,966)
Prepaid expenses and other assets	(9,015)	(325,582)
Prepaid income taxes	554,285	(433,571)
Increase (decrease) in		
Accounts payable - trade	67,924	(459,908)
Accrued expenses and other liabilities	354,848	(953,079)
Customer deposits	(893,202)	754,942
Net cash provided (absorbed) by operating activities	$ 2,889,170	$ (83,106)

Smith-Midland Corporation
and Subsidiaries

Consolidated Statements of Cash Flows
(continued)

	December 31,	
	2012	2011
Cash Flows From Investing Activities		
Purchases of property and equipment	$ (110,275)	$ (742,735)
Proceeds from sale of fixed assets	112,325	99,453
Net cash provided (absorbed) by investing activities	2,050	(643,282)
Cash Flows From Financing Activities		
Proceeds from long-term borrowings	—	575,000
Repayments of long-term borrowings	(413,800)	(396,214)
Dividends paid on common stock	(240,632)	—
Proceeds from options exercised	—	105,120
Net cash provided (absorbed) by financing activities	(654,432)	283,906
Net increase (decrease) in cash and cash equivalents	2,236,788	(442,482)
Cash and cash equivalents, beginning of year	2,130,686	2,573,168
Cash and cash equivalents, end of year	$ 4,367,474	$ 2,130,686
Supplemental schedule of non-cash investing activities		
Cash Payments for interest	**$ 134,828**	**$ 136,067**
Cash Payments for income taxes	**$ 6,000**	**$ 101,525**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Smith-Midland Corporation
and Subsidiaries

Summary of Significant Accounting Policies

Nature of Business

Smith-Midland Corporation and its wholly owned subsidiaries (the "Company") develop, manufacture, license, sell and install precast concrete products for the construction, transportation and utilities industries in the Mid-Atlantic, Northeastern, and Midwestern regions of the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Smith-Midland Corporation and its wholly owned subsidiaries. The Company's wholly owned subsidiaries consist of Smith-Midland Corporation, a Virginia corporation, Smith-Carolina Corporation, a North Carolina corporation, Easi-Set Industries, Inc., a Virginia corporation, Concrete Safety Systems, Inc., a Virginia corporation, and Midland Advertising and Design, Inc., doing business as Midland Advertising + Design, a Virginia corporation. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all unrestricted cash and money market accounts purchased with an original maturity of three months or less as cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment is stated at cost. Expenditures for ordinary maintenance and repairs are charged to income as incurred. Costs of betterments, renewals, and major replacements are capitalized. At the time properties are retired or otherwise disposed of, the related cost and allowance for depreciation are eliminated from the accounts and any gain or loss on disposition is reflected in income.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	10-33
Trucks and automotive equipment	3-10
Shop machinery and equipment	3-10
Land improvements	10-15
Office equipment	3-10

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2012, the Company has not identified any unrecognized tax positions. The Company files tax returns in the in the U.S. Federal and various state jurisdictions. The Company is no longer subject to U.S. or state tax examinations for the years prior to 2010. The Company does not believe there will be any material changes in unrecognized tax positions over the next twelve months.

Stock Options

Stock based compensation is measured based on the fair value of the award on the date of grant and the corresponding expense is recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility and dividend yield. The assumption for expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of the Company's stock is used as the basis for the volatility assumption. See Note 6 of Notes to the Consolidated Financial Statements for additional information related to stock based compensation. There have been no option grants since 2008. Substantially all options become vested and exercisable ratably over a three-year period.

Revenue Recognition

The Company primarily recognizes revenue on the sale of its standard precast concrete products at shipment date, including revenue derived from any projects to be completed under short-term contracts. Installation of the Company's standard products is typically performed by the customer; however, in some circumstances, the Company will install certain products which are accomplished at the time of delivery. The installation activities are usually completed the day of delivery or the following day. In utility building sales, the majority of the buildings are erected on the Company's site and delivered completely installed.

Leasing fees are paid at the beginning of the lease agreement and recorded to a deferred revenue account. As the revenue is earned each month during the contract, the amount earned is recorded as lease income and an equivalent amount is debited to deferred revenue.

Royalties are recognized as revenue as they are earned. The Company licenses certain other precast companies to produce its licensed products to our engineering specifications under licensing agreements. The agreements are typically for five year terms and require royalty payments from 4% to 6% which are paid on a monthly basis. The revenue from licensing agreements are recognized in the month earned.

Certain sales of Soundwall, architectural precast panels and Slenderwall™ concrete products revenue is recognized using the percentage of completion method for recording revenues on long term contracts under ASC 605-35. The contracts are executed by both parties and clearly stipulate the requirements for progress payments and a schedule of delivery dates. Provisions for estimated losses on contracts are made in the period in which such losses are determined.

Shipping revenues are recognized in the period the shipping services are provided to the customer.

Smith-Midland products are typically sold pursuant to an implicit warranty as to merchantability only. Warranty claims are reviewed and resolved on a case by case method. Although the Company does incur costs for these types of expense, historically the amount of expense is immaterial.

Shipping and Handling

Amounts billed to customers are recorded in sales and the costs associated with the shipping and handling are recorded as cost of goods sold.

Sales and Use Taxes

Use taxes on construction materials are reported gross in general and administrative expense.

Risks and Uncertainties

The Company sells products to highway contractors operating under government funded highway programs and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses. Management reviews accounts receivable on a weekly basis to determine the probability of collection. Any accounts receivable that are deemed to be uncollectible along with a general reserve, which is calculated based upon the aging category of the receivable, is included in the overall allowance for doubtful accounts. Management believes the allowance for doubtful accounts at December 31, 2012 is adequate. However, actual write-offs may exceed the recorded allowance. Due to inclement weather, the Company may experience reduced revenues from December through February and may realize the substantial part of its revenues during the other months of the year.

Fair Value of Financial Instruments

The carrying value for each of the Company's financial instruments (consisting of cash, accounts receivable and accounts payable and short-term line of credit) approximates fair value because of the short-term nature of those instruments. The estimated fair value of the long-term debt approximates carrying value based on current rates offered to the Company for debt of the similar maturities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain minor reclassifications have been made to prior year amounts to conform to the current year presentation.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expense was approximately $404,000 and $346,000 in 2012 and 2011, respectively.

Earnings (Loss) Per Share

Earnings (loss) per share are based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.

Long-Lived Assets

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable based on undiscounted estimated future operating cash flows. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through December 31, 2012.

Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through the date these financial statements were issued and did not note any events that would require disclosure or adjustment.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance regarding the presentation of comprehensive income. The new guidance requires the presentation of items of net income and comprehensive income in either a single continuous financial statement or in two separate but consecutive financial statements. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption did not have a material effect on the Company's consolidated financial statements.

In December 2011, the FASB issued new accounting guidance regarding additional disclosures for financial instruments that are offset including the gross amount of the asset and liability as well as the impact of any net amount presented in the consolidated financial statements. These provisions are effective for fiscal and interim periods beginning on or after January 1, 2013. The impact of adoption is not expected to have a material effect on the Company's consolidated financial statements.

SMITH-MIDLAND CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
	2012	2011
Land and land improvements	$ 553,063	$ 553,063
Buildings	3,923,852	3,925,477
Machinery and equipment	8,299,962	8,313,841
Rental equipment	989,030	1,049,491
	13,765,907	13,841,872
Less: accumulated depreciation	9,716,429	9,226,358
	$ 4,049,478	$ 4,615,514

Depreciation expense was approximately $674,000 and $713,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 2. - NOTES PAYABLE

Notes payable consist of the following:

	December 31,	
	2012	2011
Note payable to a Bank, maturing June 2021; with monthly payments of approximately $36,000 of principal and interest at prime plus .5% (3.75% at December 31, 2012); collateralized by principally all assets of the Company.	$ 2,209,415	$ 2,424,560
Note payable to a Bank, maturing April 2021; with monthly payments of approximately $6,200 of principal and interest at prime at variable rate (5.29% at December 31, 2012); collateralized by certain property of the Company.	499,007	545,499
A capital lease obligation, for machinery and equipment maturing in 2013, with interest at approximately 7%.	3,228	102,321
Installment notes, collateralized by certain machinery and equipment maturing at various dates, primarily through 2015, with interest at 1.0% through 6.7%.	279,107	332,177
	2,990,757	3,404,557
Less current maturities	329,529	411,561
	$ 2,661,228	$ 2,992,996

The Company's note payable, with a balance of $2,209,415 at December 31, 2012, is guaranteed in part by the U.S. Department of Agriculture Rural Business - Cooperative Services (USDA). The note payable is secured by all of the assets of the Company. The loan agreement includes certain restrictive covenants, which require the Company to maintain minimum levels of tangible net worth and places limits on annual capital expenditures. At December 31, 2012, the Company was in compliance with all covenants pursuant to the loan agreement as amended except for the payment of a cash dividend on December 31, 2012, for which the Company received approval prior to payment.

The aggregate amounts of notes payable and capital leases maturing in each of the next five years and thereafter are as follows:

Year Ending December 31,	
2013	$ 329,528
2014	328,496
2015	317,143
2016	317,420
2017	330,819
Thereafter	1,367,351
	$ 2,990,757

The remaining amount of capitalized lease payments due in 2013 are as follows:

Year ending December 31,		
2013 payments	$	3,263
Less amounts representing interest (at approximately 7%)		35
	$	3,228

Fixed assets under capital leases at December 31, 2012 and 2011 were approximately $64,000 gross carrying costs, with accumulated depreciation of approximately $49,000 and $40,000, respectively.

NOTE 3. - RELATED PARTY TRANSACTIONS

The Company currently leases some of its Midland, Virginia property from its President and CEO, on a month-to-month basis, as additional storage space for the Company's finished work product. The lease agreement calls for an annual rent of $24,000. See additional items discussed in Note 7.

NOTE 4. - INCOME TAXES

Income tax expense (benefit) is comprised of the following:

	December 31,	
	2012	2011
Federal:		
Current	$ 329,000	$ (272,000)
Deferred	(190,000)	153,000
	139,000	(119,000)
State:		
Current	87,000	(39,000)
Deferred	(44,000)	22,000
	43,000	(17,000)
	$ 182,000	$ (136,000)

The provision for income taxes differs from the amount determined by applying the federal statutory tax rate to pre-tax income (loss) as a result of the following:

	December 31,			
	2012		2011	
Income taxes at statutory rate	$ 190,000	34.0 %	$ (166,000)	(34.0)%
Increase (decrease) in taxes resulting from:				
State income taxes, net of federal benefit	25,000	4.5 %	(19,000)	(3.9)%
Other, including prior year (over) under accrual	(33,000)	(5.9)%	49,000	10.1 %
	$ 182,000	32.6 %	$ (136,000)	(27.8)%

Prepaid income taxes relate to amounts refundable from federal and state tax authorities for overpayment of estimated taxes that are expected to be applied towards future required payments.

Deferred tax assets (liabilities) are as follows:

	December 31,	
	2012	2011
Depreciation	$ (694,000)	$ (822,000)
Provision for doubtful accounts	90,000	91,000
Vacation accrued	81,000	75,000
Deferred income	186,000	85,000
Other	81,000	81,000
Net deferred tax asset (liability)	(256,000)	(490,000)
Current portion, net	438,000	332,000
Long-term portion, net	(694,000)	(822,000)
	$ (256,000)	$ (490,000)

NOTE 5. - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan") covering substantially all employees. Participants may contribute up to 10% of their compensation to the Plan. The Company contributes 50% of the participant's contribution, up to 4% of the participant's compensation, as a matching contribution. Total contributions for the years ended December 31, 2012 and 2011 were approximately $7,000 and $88,000, respectively. In order to minimize costs for 2012, the Company suspended 401(k) matching after January 31, 2012.

NOTE 6. - STOCK OPTIONS AND SHAREHOLDER RIGHTS PLAN

On September 19, 2008, the Board of Directors and Stockholders of the Company adopted the 2008 Stock Option Plan (the "2008 Plan"), which allows the Company to grant up to 500,000 options to employees, officers, directors and consultants to purchase shares of the Company's Common Stock. Options granted under the plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company, while Non-qualified options may be issued to non-employee directors, consultants, and others, as well as to employees of the Company. There were no grants of options during the years ended December 31, 2012 or 2011.

Options generally vest over a three year period. The Company did not record any stock option expense for the year ended December 31, 2012, and recorded approximately $17,000 in 2011. As of December 31, 2011, the Company had recognized all remaining stock option expense for its outstanding stock options.

There were no options exercised in the year ending December 31, 2012. The intrinsic value of outstanding and exercisable options at December 31, 2012 was approximately $153,000.

The following tables summarize activity under the stock option plans of the Company and the stock options outstanding at December 31, 2012:

	Weighted Average Exercise Price	Options Outstanding	Vested and Exercisable
Balance, December 31, 2010	$ 1.62	587,965	549,824
Granted	—	—	—
Forfeited	1.39	(40,000)	(40,000)
Exercised	0.83	(122,000)	(122,000)
Vested	1.21	—	38,141
Balance, December 31, 2011	1.82	425,965	425,965
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Vested	—	—	—
Balance, December 31, 2012	$ 1.82	425,965	425,965

The Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan") in January 2003. Under the Plan, preferred stock purchase rights (each, a "Right") were distributed as a dividend at the rate of one Right for each share of Common Stock outstanding as of the close of business on February 11, 2003 and automatically attach to shares issued thereafter. Each Right entitles the holder to purchase one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $8.00 (the "Exercise Price") per Right. In general, the Rights will be exercisable if a person or group ("Acquiring Person") becomes the beneficial owner of 15% or more of the outstanding Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock of the Company. When the Rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise Common Stock having a value equal to two times the Exercise Price of the Right. If, after the Rights become exercisable, the Company is acquired in a merger or similar transaction, each Right will entitle the holder thereof, other than the Acquiring Person, to purchase, at the Exercise Price, shares of the acquiring corporation having a value equal to two times the Exercise Price of the Right. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock of the Company, the Board of Directors of the Company may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person. The Board of Directors will in general be entitled to redeem the Rights for $.001 per Right at any time prior to any person or group becoming an Acquiring Person. The Rights expired on January 20, 2013.

NOTE 7. - COMMITMENTS AND CONTINGENCIES

The Company has an employment agreement with its current President and CEO (the "CEO") which automatically renews on an annual basis for an additional year, unless earlier terminated or not renewed as provided for therein. The agreement provides for an annual base salary of $99,000 and an annual royalty fee of $99,000 payable as consideration for the CEO's assignment to the Company of all of his rights, title and interest in certain patents. Payment of the royalty continues only for as long as the Company is using the inventions underlying the patents. Additionally, if the CEO (i) voluntarily leaves the employ of the Company within six months of his becoming aware of a Change of Control (as defined in the agreement) of the Company, then he shall be entitled to receive a lump sum amount equal to three times the five-year average of his combined total annual compensation, which includes the Base Salary and bonus, less one dollar ($1.00), and certain other unpaid accrued amounts as of the date of his termination, or (ii) is terminated by the Company without Cause (as defined in the agreement) or leaves the Company with Good Reason (as defined in the agreement), the CEO shall be entitled to a lump sum payment equal to three times the combined Base Salary and bonus paid during the immediately preceding calendar year, and such other unpaid accrued amounts. In any of such cases, the Company will provide the CEO with certain Company fringe benefits for two years, subject to certain conditions as provided for in the agreement, and all of the CEO's unvested options to purchase Company stock shall become fully vested and exercisable on the date of termination. The CEO will be entitled to exercise all such options for three years from the date of termination.

In the event the CEO's employment by the Company is terminated as a result of the CEO's (i) death, his estate shall be entitled to a lump sum payment of one times the combined Base Salary and bonus, and certain other accrued and unpaid amounts, or (ii) disability, CEO shall be entitled to Base Salary and bonus for a period of one year commencing with the date of termination, and all other unpaid accrued amounts.

The Company is party to legal proceedings and disputes which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that liabilities, if any, arising from legal disputes will have a material adverse effect on the consolidated financial position of the Company.

NOTE 8. - EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are calculated as follows:

	December 31,	
	2012	**2011**
Basic earnings (loss) per share		
Income (loss) available to common shareholder	$ 376,691	$ (351,680)
Weighted average shares outstanding	4,826,182	4,790,476
Basic earnings (loss) per share	**$ 0.08**	**$ (0.07)**
Diluted earnings (loss) per share		
Income (loss) available to common shareholder	$ 376,691	$ (351,680)
Weighted average shares outstanding	4,826,182	4,790,476
Dilutive effect of stock options	41,293	—
Total weighted average shares outstanding	4,867,475	4,790,476
Diluted earnings (loss) per share	**$ 0.08**	**$ (0.07)**

Outstanding options excluded from the diluted earnings per share calculation because they would have an anti-dilutive effect were 254,166 and 425,965 for the years ended December 31, 2012 and 2011, respectively

.

Exhibit 31.1

CERTIFICATIONS

I, Rodney I. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Smith-Midland Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

By: /s/ Rodney I. Smith
Rodney I. Smith
Chairman of the Board, Chief
Executive Officer and President
(principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, William A. Kenter, certify that:

1. I have reviewed this annual report on Form 10-K of Smith-Midland Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

By: /s/ William A. Kenter
William A. Kenter
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Smith-Midland Corporation (the "Company") on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Rodney I. Smith and William A. Kenter, Chief Executive Officer and Chief Financial Officer of the Company, respectively, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rodney I. Smith

Rodney I. Smith
Chief Executive Officer and President
(principal executive officer)

/s/ William A. Kenter

William A. Kenter
Chief Financial Officer
(principal financial and accounting officer)

Dated: April 1, 2013

Consent of Independent Registered Public Accounting Firm

Board of Directors
Smith-Midland Corporation

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-124233, 333-102892 and 333-88200) of our report dated April 16, 2012, relating to the consolidated financial statements of Smith-Midland Corporation appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

BDO USA, LLP

Richmond, Virginia
March 25, 2013


BioInnovation Center New Orleans, LA


SoftSound Wall, Highway 200, MD


Riverfront Park, Newark, NJ


Production begins on Cliffside, NJ Slenderwall Project


226 MPH Slenderwall Wind Load Test


ABC Safety Award


Walnut Creek Park, Albermarle, VA

Board of Directors

Rodney I. Smith
Chairman of the Board

Wesley A. Taylor
Director

Ashley B. Smith
Director

Andrew G. Kavounis
Director

Frederick L. Russell, Jr.
Director

Edward G. Broenniman
Advisor

G. E. Borst
Advisor

William J. Clayton
Advisor

Corporate Officers

Rodney I. Smith
Chief Executive Officer

Ashley B. Smith
President

Wesley A. Taylor
Vice President of Administration, Secretary, Treasurer

William A. Kenter
Chief Financial Officer

Key Operations Personnel

Smith-Midland Corp. (Virginia)

Ashley B. Smith
President & Chief Operating Officer

Wesley A. Taylor
Vice President of Administration

William A. Kenter
Chief Financial Officer

Steven Ott
Vice President of Engineering

Matthew Smith
Vice President of Sales and Marketing

James Dean
Vice President of Project Management

Smith-Carolina Corp. (North Carolina)

Louis Marusik
General Manager

Easi-Set Worldwide

Arthur X. Miles
President


SMITH-MIDLAND®
EXCELLENCE IN PRECAST CONCRETE

Smith-Midland Corporation (DE)
5119 Catlett Road
Midland, VA 22728
540.439.3266

www.smithdelaware.com
www.smithmidland.com
www.easiset.com
www.smith-carolina.com
www.css-rental.com
www.midlandadvertising.com